T BANCSHARES, INC.
16000 Dallas Parkway, Suite 125
Dallas, Texas 75248
(972) 720-9000
December 12, 2011
VIA EDGAR TRANSMISSION
Mr. Michael R. Clampitt
Senior Attorney
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	T Bancshares, Inc. (the “Company”) Amendment No. 1 to Registration Statement on Form S-1 Filed December 12, 2011 and Documents Incorporated by Reference File No. 333-177766
Dear Mr. Clampitt:
     We are filing with the Securities and Exchange Commission (the “Commission”) by EDGAR transmission the above-referenced Amendment No. 1 to Form S-1.
     This filing incorporates information in response to the Commission’s comment letter, dated December 1, 2011. Those comments are reproduced below in italicized print below. The responses of the Company follow each reproduced comment.
Prospectus cover page
1.	Revise the disclosures regarding the limited public offering to indicate the latest date that it can be extended.
RESPONSE:
     In accordance with this comment, we have revised the cover page of the prospectus and throughout the prospectus, as appropriate.
Prospectus Summary
Business Strategy, page 3

Mr. Michael R. Clampitt
Securities and Exchange Commission
December 12, 2011

2.	Address here, or in another part of the Summary, the continuing impact on future growth resulting from the regulatory restrictions prohibiting a loan to deposit ratio in excess of 85% and the prohibition of paying more than 75 basis points over the national average for deposits.
RESPONSE:
      We have revised the section “Prospectus Summary — Primary Lines of Business - Deposit Services” in accordance with this comment.
Management Team, page 5
3.	Revise the third and fifth bullets to disclose if any additional charges or recoveries are expected related to consumer restitution issues and income accrual issues with the collective investment funds.
RESPONSE:
     In accordance with this comment, we have revised the third and fifth bullet points.
The Rights Offering
Limited Public Offering, page 10
4.	Revise to disclose if officers, directors, or their affiliates will be able to participate in any limited public offering and, if so, have they indicated an intention to purchase.
RESPONSE:
     We have revised page 10 of the prospectus and other sections of the prospectus, as appropriate, to disclose the ability and intention of our officers and directors to participate in the rights offering or the limited public offering, as appropriate. At this time, we do not know of any intention of affiliates of our officers and directors to participate in the rights offering or the limited public offering.
Risk Factors, page 13
5.	Please revise the first risk factor as follows:
•	revise the caption to state that you are not in compliance with the April 2010 Agreement with the U.S. Comptroller of the Currency and identify the risk that the Comptroller of the Currency will take further action against you;

•	identify those provisions with which you are not in compliance and discuss the extent of your non-compliance;

Mr. Michael R. Clampitt
Securities and Exchange Commission
December 12, 2011

•	disclose the reasons that the Comptroller requested that you enter into the April 2010 Agreement including its finding that you violated the Federal Trade Commission Act by engaging in unfair practices regarding to consumer deposits and engaged in unsafe and unsound banking practices relating to asset quality, liquidity management and earnings;

•	disclose that in 2010 you also entered in to a consent order with the Comptroller of the Currency for a civil money penalty; and

•	disclose that the 2010 Agreement with the U.S. Comptroller of the Currency replaced a 2008 Consent Cease and Desist Order issued by the U.S. Comptroller.
RESPONSE:
     The first risk factor has been revised in accordance with this comment.
6.	Please consider adding a risk factor addressing the risks relating to the decline in both loans and deposits including the twenty-two percent drop in loans from 2009 to 2010 and the eleven percent drop in deposits from 2009 to 2010.
RESPONSE:
      In response to the SEC’s comment, we have considered adding a risk factor as proposed. However, in light of the fact that the decline in loans and deposits was intended by management of the Company’s wholly-owned subsidiary, T Bank, N.A., as a partial response to the requirements of the formal agreement with the U.S. Comptroller of the Currency, the Company does not believe a risk factor is warranted.
7.	Please revise the second risk factor on page 22 relating to dividends to disclose the restrictions on your ability to pay dividends under your April 2010 Agreement with the U.S. Comptroller of the Currency.
RESPONSE:
     We have revised the risk factor in accordance with this comment.
Incorporation of Certain Documents ..., page 47
8.	Revise to update for recently filed reports. In addition, update the Prospectus where appropriate.
RESPONSE:
     We have revised this section and other sections of the prospectus, where appropriate, in accordance with this comment.

Mr. Michael R. Clampitt
Securities and Exchange Commission
December 12, 2011

* * * *
     In addition, the Company acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * *

Mr. Michael R. Clampitt
Securities and Exchange Commission
December 12, 2011

     If there is any additional information or materials that we might provide to assist the Commission’s review, please call me at (972) 720-9000. Similarly, please let me know if you wish to discuss our responses.

Sincerely,
/s/ Patrick Howard
Patrick Howard
President and Chief Executive Officer